Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

ANNOUNCEMENT OF POLL RESULTS OF

THE ANNUAL GENERAL MEETING HELD ON 29 MAY 2014

AND

CHANGES IN DIRECTORS AND SUPERVISORS

The Board is pleased to announce that the Ordinary Resolutions were duly passed by way of poll at the AGM.

Reference is made to the notice (the “AGM Notice”) of annual general meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) dated 10 April 2014. Unless otherwise defined, terms used herein shall have the same meaning as defined in the AGM Notice.

POLL RESULTS OF THE AGM

The board of directors of the Company (the “Board”) is pleased to announce that all the resolutions as set out in the AGM Notice (the “Ordinary Resolutions”) were approved by the shareholders of the Company (the “Shareholders”) by way of poll at the AGM. The poll results in respect of the Ordinary Resolutions are as follows:

ORDINARY RESOLUTIONS		Number of votes and percentage
		For	Against
1.	To review and approve the work report of the board of directors of the Company for 2013	3,392,291,166 99.97%	916,200 0.03%
2.	To review and approve the work report of the supervisory committee of the Company for 2013	3,392,283,366 99.97%	917,850 0.03%
3.	To review and approve the audited financial statements of the Company for 2013	3,392,331,316 99.97%	935,400 0.03%

ORDINARY RESOLUTIONS		Number of votes and percentage
		For	Against
4.	To review and approve the profits distribution proposal of the Company for 2013	3,393,339,416 99.96%	1,219,850 0.04%
5.	To review and approve the financial budget proposal of the Company for 2014	3,391,915,966 99.97%	1,014,500 0.03%
6.

To review and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as the PRC auditor to the Company for 2014 and to authorize the board of directors of the Company and the audit committee to determine its remuneration

		3,392,952,266 99.98%	590,250 0.02%
7.

To review and approve the re-appointment of PricewaterhouseCoopers as the international auditor to the Company for 2014 and to authorize the board of directors of the Company and the audit committee to determine its remuneration

		3,392,596,766 99.98%	613,900 0.02%
8.	To review and approve the resolution in relation to the election of the executive directors and non-executive directors of the seventh session of the Board by adopting the cumulative voting system:
8.1	To re-appoint Li Wenxin;	3,301,303,651 97.52%	92,390,065 2.73%
8.2	To re-appoint Shen Yi;	3,301,303,051 97.52%	92,390,065 2.73%
8.3	To re-appoint Luo Qing;	3,147,867,275 92.99%	199,547,091 5.89%
8.4	To re-appoint Sun Jing;	3,352,120,758 99.02%	30,536,000 0.90%
8.5	To re-appoint of Yu Zhiming; and	3,366,349,716 99.44%	30,536,000 0.90%
8.6	To appoint Huang Xin.	3,366,352,416 99.44%	30,536,000 0.90%

ORDINARY RESOLUTIONS		Number of votes and percentage
		For	Against
9.	To review and approve the resolution in relation to the election of the independent non-executive directors of the seventh session of the Board by adopting the cumulative voting system:
9.1	To appoint Chen Song;	3,297,207,466 99.94%	1,820,000 0.06%
9.2	To appoint Jia Jianmin; and	3,297,337,016 99.95%	1,820,000 0.06%
9.3	To appoint Wang Yunting.	3,297,213,816 99.94%	1,820,000 0.06%
10.	To review and approve the resolution in relation to the shareholder representative supervisors of the seventh session of the Supervisory Committee by adopting the cumulative voting system:
10.1	To appoint Liu Mengshu;	3,298,393,566 97.82%	0 0.00%
10.2	To re-appoint Chen Shaohong;	3,337,346,379 98.97%	58,214,537 1.73%
10.3	To re-appoint Shen Jiancong; and	3,398,218,816 100.78%	0 0.00%
10.4	To re-appoint Li Zhiming.	3,337,346,379 98.97%	58,214,537 1.73%
11.	To review and approve the remunerations and allowances of directors of the seventh session of the board of directors of the Company	3,390,619,216 99.93%	2,483,850 0.07%
12.	To review and approve the allowances of supervisors of the seventh session of the supervisory committee of the Company	3,390,678,566 99.93%	2,405,050 0.07%

Hong Kong Registrars Limited, the Company’s branch share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the AGM.

As at the date of the AGM, the Company has 7,083,537,000 shares in issue (the “Shares”).

The total number of Shares entitling the holders to attend and vote for or against the Ordinary Resolutions at the AGM was 7,083,537,000 Shares and there were no Shares in respect of which their holders were entitled to attend and vote only against the Resolutions at the AGM. No Shareholders were required to abstain from voting on any Ordinary Resolutions at the AGM.

CHANGES IN DIRECTORS AND SUPERVISORS

The seventh session of the Board and the seventh session of the supervisory committee of the Company (“Supervisory Committee”) became effective from the conclusion of the AGM and will expire on the election of the eighth session of the Board and the eighth session of the Supervisory Committee.

Following the conclusion of the AGM, Mr. Li Liang ceased to be a non-executive director of the Company and Mr. Lo Mun Lam, Mr. Liu Xueheng and Ms. Liu Feiming ceased to be independent non-executive directors of the Company. Each of Mr. Li Liang, Mr. Lo Mun Lam, Mr. Liu Xueheng and Ms. Liu Feiming has confirmed that he has no disagreement in all aspects with the Board and there are no matters that need to be brought to the attention of the Shareholders in relation to his retirement. The Board would like to thank Mr. Li Liang, Mr. Lo Mun Lam, Mr. Liu Xueheng and Ms. Liu Feiming for their valuable contribution to the Company during their term of service.

Mr. Huang Xin was appointed as a non-executive director of the seventh session of the Board, Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting were appointed as independent non-executive directors of the seventh session of the Board and Mr. Liu Mengshu was appointed as a shareholder representative supervisor of the seventh session of the Supervisory Committee. Please refer to the AGM Notice dated 10 April 2014 for the biographical details of Mr. Huang Xin, Mr. Chen Song, Mr. Jia Jianmin, Mr. Wang Yunting and Mr. Liu Mengshu.

In addition, as approved by the eighth meeting of the third session of the trade union committee of the Company, Mr. Xu Huiliang has ceased to be an employee representative supervisor of the Company with effect from 29 May 2014. The term of office of Mr. Xu Ling, who was a shareholder representative supervisor of the Company and the chairman of the sixth session of the Supervisory Committee, has expired and he has ceased to be a shareholder representative supervisor of the Company. Each of Mr. Xu Huiliang and Mr. Xu Ling has confirmed that he has no disagreement in all aspects with the Board and the Supervisory Committee and there are no matters that need to be brought to the attention of the Shareholders in relation to his retirement. The Board would like to thank Mr. Xu Ling and Mr. Xu Huiliang for their valuable contribution to the Company during their terms of office. Mr. Chen Jianping and Ms. Song Min were elected by the eighth meeting of the third session of the trade union committee of the Company as employee representative supervisors of the seventh session of the Supervisory Committee with effect from 29 May 2014.

The Board resolved (i) the appointment of Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting as members of the audit committee of the Company and Mr. Chen Song as the Chairman of such committee; (ii) the appointment of Mr. Li Wenxin, Mr. Shen Yi, Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting as members of the remuneration committee of the Company and Mr. Li Wenxin as the Chairman of such committee; and (iii) the appointment of Mr. Li Wenxin as the chairman of the seventh session of the Board. The Supervisory Committee resolved the appointment of Mr. Liu Mengshu as the chairman of the seventh session of the Supervisory Committee.

Biographies of Mr. Chen Jianping and Ms. Song Min are set out below:

Chen Jianping, Male, born in November 1966, joined the Company in June 1997 and has been an employee representative supervisor of the Company since June 2011. Mr. Chen graduated in economic management and is a graduate with a master degree and a political advisor. Mr. Chen joined the railway industry in 1989. Mr. Chen has also worked at Guangzhou Railway No. 1 Middle School, Guangzhou Locomotive Sports Association, GRGC and the Company. Mr. Chen served as the secretary of the office of the Trade Union of GRGC, head of the supply department in the Company, vice-secretary of the Party Committee and secretary of the Discipline Inspection and Working Commission of passenger transportation affairs of the Company, deputy head of the secretariat of the office of the Company, Chairman of the Trade Union of the GRGC Mechanized Railway Track Center and Chairman of the Trade Union of the GRGC Guangzhou Mechanized Work Division. Mr. Chen has served as the division head of the Guangzhou passenger transportation division of the Company from February 2007 to October 2012, general manager of GRGC Diversification Business Development Center and head of Multi-Business Development Department from October 2012 to November 2013 and head of Shenzhen North Railway Station of the Company since November 2013.

Song Min, female, born in November 1970, joined the Company in December 2012. Ms. Song graduated in accounting from Lanzhou University and is a graduate with a bachelor degree and an accountant. Ms. Song joined the railway industry in 1991 and has worked in various railway companies. Since 2005, she served as the deputy head of Operating Financial Office of Financial Planning Department of QingHai-Tibet Railway Company, deputy head of the secretariat of the office and head of finance of QingHai-Tibet Railway Public Security Bureau, deputy head of the secretariat of the office of Enterprise Annuity Council of QingHai-Tibet Railway Company Associate Consultant of Financial Management Department of Qinghai State Administration of Taxation senior manager of Shenzhen Branch of PetroChina Guangdong Sales Company and head of Auditing Department of the Company since November 2012.

PAYMENT OF 2013 FINAL DIVIDEND

A final cash dividend of RMB0.08 per Share (pre-tax) will be distributed to all H shareholders whose names appeared on the register of members of H Shares of the Company on Wednesday, 11 June 2014. The registers of members of the Company will be closed from Friday, 6 June 2014 to Wednesday, 11 June 2014 (both days inclusive), during which period no transfer of shares will be registered. For any holders of H shares of the Company to be qualified for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 5 June 2014.

The Company would like to make the following statements in respect of the distribution of the Company’s final dividends:

Dividends payable to holders of H Shares are calculated in Renminbi and paid in Hong Kong dollars based on the following formula:

The Renminbi value of the final dividend
Final Dividend in Hong Kong Dollars	=	The average closing exchange rate of Renminbi to Hong Kong dollars as declared by the People’s Bank of China during the calendar week preceding the date on which the dividend was declared

In respect of the Company’s 2013 final dividends to be paid to holders of H Shares, the average closing exchange rate of Hong Kong dollars to Renminbi as quoted by the People’s Bank of China during the calendar week preceding the date on which the dividend was declared (which was 29 May 2014) was HK$1.00 to RMB0.795576. Therefore, the dividend per H Share of the Company, being RMB0.08, will be HK$0.100556.

According to the requirements of the Income Tax Law of the People’s Republic of China effective from 1 January 2008 and the implementation rules thereof and the Notice on the Issues concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders which are Overseas Non-resident Enterprises (Guo Shui Han [2008] No. 897) issued by the State Administration of Taxation on 6 November 2008, the dividend for 2013 payable to the non- resident enterprise shareholders whose names appear on the registers of members of the Company’s H Shares is subject to a withholding tax at a rate of 10%. Any Shares registered in the name of the non-individual registered shareholders, including HKSCC Nominees Limited, other nominees or trustees and other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax of 10%.

According to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No. 045 (Guo Shui Han [2011] No. 348) issued by the State Administration of Taxation on 28 June 2011 and the Letter on the Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies issued by The Stock Exchange of Hong Kong Limited on 4 July 2011, when domestic companies other than foreign invested enterprises which issue shares in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax at a rate of 10%. When the Company distributes the 2013 final dividend to all individual holders of H Shares whose names appear on the registers of members of the Company’s H Shares on Wednesday, 11 June 2014, such dividend will be subject to the individual withholding tax at a rate of 10%. However, if otherwise provided by tax laws, relevant tax treaties or notices, the tax will be withheld in accordance with the relevant requirements and tax levy and administration requirements.

The Company has appointed Bank of China (Hong Kong) Trustees Company Limited as the receiving agent (“Receiving Agent”) of the holders of H Shares in Hong Kong to receive on behalf of the holders of H Shares in Hong Kong dividends declared in respect of the H Shares and to hold the same pending payment in trust for the holders of H Shares. Dividends payable to holders of H Shares will be paid by the Receiving Agent and dispatched on or before 28 July 2014. Dividends distributed to the holders of H Shares by mail shall be posted at the risk of the recipients.

By Order of the Board Guangshen Railway Company Limited Guo Xiangdong Company Secretary

Shenzhen, the PRC, 29 May 2014

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Li Wenxin

Shen Yi

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Huang Xin

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting